Exhibit 12.1

Ratio of Earning to Fixed Charges and Preferred Dividends
(in thousands except ratio amounts)

						Nine Months Ended
	Year Ended December 31,					September 30,
	2003	2004	2005	2006	2007	2009

Earnings per item 503(d) Reg S-K:
Pretax income (loss)	$(29,226)	$(21,766)	$(19,963)	$650	$7,569	$10,819
Fixed charges	1,315	1,064	1,236	1,530	1,615	894
Preferred dividends	--	--	794	1,400	255	--
Total fixed charges and
preferred dividends	1,315	1,064	2,030	2,930	1,870	894
Amortization of capitalized
interest	58	58	58	58	58	43
Total earnings	(27,853)	(20,644)	(17,875)	3,638	9,497	11,756
Less capitalized interest	--	--	--	--	--	--
Adjusted earnings	$(27,853)	$(20,644)	$(17,875)	$3,638	$9,497	$11,756

Ratio of earnings to fixed charges
and preferred dividends	*	*	*	1.24	5.08	13.15

Deficiency of earnings to fixed charges
and preferred dividends	$(29,168)	$(21,708)	$(19,905)	N/A	N/A	N/A

* Earnings for this period were insufficient to cover fixed charges.